

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

<u>Via E-mail</u>
Rick Johnson
Chief Financial Officer
Claude Resources Inc.
224 4th Avenue South, Suite 200
Saskatoon, Saskatchewan
Canada S7K 5M5

  Re: Claude Resources Inc.
     Form 40-F for the Year Ended December 31, 2012
     Filed March 28, 2013
     File No. 001-31956

Dear Mr. Johnson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Year Ended December 31, 2012</u>

<u>Exhibit 99.2</u>

<u>Independent Auditors' Report</u>

1. Please have your auditor revise the auditors' responsibility paragraph of the audit report to reflect that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board and file the revised report in an amendment. See SEC Release 34-49707 issued May 14, 2004 and PCAOB Auditing Standard No. 1.

Note 2. Basis of Preparation

Critical Judgments in Applying Accounting Policies

Impairment, page 59

2.   Your accounting policy states that fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets. Cash flows are discounted to their present value using a post-tax discount rate. Please provide us with a detailed discussion of your basis to utilize a post-tax discount rate as opposed to a pre-tax discount rate as required by IAS 36 paragraph 55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining